EXHIBIT 12.2
ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS
(Dollar amounts in thousands)
(Unaudited)

	Nine Months Ended
	September 30,		Twelve Months Ended December 31,
	2005 (1)	2004 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)
Earnings from operations	$91,646	$93,309	$117,310	$116,959	$126,163	$98,385	$119,983
Add:
Interest expense	137,653	103,239	139,916	119,405	116,021	52,606	84,377

Earnings as adjusted	$229,299	$196,548	$257,226	$236,364	$242,184	$150,991	$204,360

Combined fixed charges and Preferred Share dividends:
Interest expense	$137,653	$103,239	$139,916	$119,405	$116,021	$52,606	$84,377
Capitalized interest	27,344	17,110	23,572	26,854	32,377	29,186	37,079

Total fixed charges	164,997	120,349	163,488	146,259	148,398	81,792	121,456

Preferred Share dividends	2,873	9,935	10,892	20,997	32,185	25,877	25,340

Combined fixed charges and Preferred Share dividends	$167,870	$130,284	$174,380	$167,256	$180,583	$107,669	$146,796

Ratio of earnings to combined fixed charges and Preferred Share dividends	1.4	1.5	1.5	1.4	1.3	1.4	1.4

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.